January 12, 2016 Mr. John Cash Accounting Branch Chief Division of Corporate Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	675 Bering Drive, Suite 400 Houston, Texas 77057 Phone: 713-830-9600 Fax: 713-830-9646

RE:                          Comfort Systems USA, Inc.

Form 10-K for the Year Ended December 31, 2014 Filed
February 26, 2015

File No. 1-13011

Dear Mr. Cash:

We are providing the following responses to the comment letter dated December 16, 2015 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the year ended December 31, 2014 (the “Form 10-K”) filed by Comfort Systems USA, Inc. (the “Company”, “we”, “our”, “us” or “Comfort Systems”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference.

Form 10-K for the Year Ended December 31, 2014

Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page 54

Recoverability of Goodwill and Identifiable Intangible Assets, page 58

1.                                      We note your disclosures that you segregate your operations into reporting units based on the degree of operating and financial independence of each unit and your related management of them and perform your annual goodwill impairment testing at the reporting unit level. Please confirm to us, and clarify in future filings, that your reporting units are your operating segments or one level below your operating segments as required by ASC 350-20-20 and 350-35-36. If that is not accurate, please explain to us how you concluded the identification of your reporting units is appropriate.

Response: As indicated in Item 1. Business, we have 37 operating units throughout the United States.  The 37 operating units are the lowest level of discrete financial information in our organization.  Each of those 37 operating units represent an operating segment for reporting under ASC 280 as well as our reporting units for purposes of our goodwill impairment testing under ASC 350.  We will clarify this in our disclosure in future filings.

Segment Disclosure, page 61

2.                                      We note your disclosures that your activities are within the mechanical services industry, which is the single industry segment you serve, each operating subsidiary represents an operating segment, and these segments have been aggregated, as the operating units meet all of the aggregation criteria.  We also note you appear to have 37 operating units.  Please demonstrate to us how you determined the aggregation of your operating segments is appropriate and complies with ASC 280-10-50-11. Also, please tell us how you determined no service line revenue disclosures are required by ASC 280-10-50-40.

Response: We have determined that each of our 37 operating units as of December 31, 2014 are operating segments and can be aggregated into a single reporting segment based on the criteria in ASC-280-10-50-11 as shown below.

1)             The nature of the products and services — All of our operating segments are providers of comprehensive HVAC installation, maintenance, repair and replacement services within the mechanical services industry in the United States.  More specifically, we provide construction services which include the installation of HVAC equipment in existing and newly constructed buildings based on our customer’s specifications, typically under fixed price contracts.  We may also provide maintenance and repair services to those customers after construction.  The services offered are the same across all of our operating segments although the mix of services may vary during any given period.  While certain HVAC equipment specifications may differ between projects, the nature of our services remains unchanged.  Due to the similar nature of the work performed by each of our operating segments, we have situations where one operating segment will use another segment’s labor to help on a job when the first segment does not have enough people to complete all open projects.

2)             The nature of the production process — All of our operating segments have the same production process, including how we source materials used on projects and how we execute on projects. We have construction trainers who focus on process that travel to all of our locations to ensure they are using the same best practices in a consistent manner. This also allows for the sharing of labor between operating segments as discussed above. The installation of new and replacement of existing systems involves the installation of materials meeting the specifications of our customer.  Additionally, when performing repair and maintenance services, our technicians are trained to work on a wide base of installed equipment.

3)             The type of class or customer for products and services — The nature and type of customers that we serve at each of our operating segments is generally consistent and is within the commercial and industrial sector of the mechanical services industry. We are generally either a subcontractor working for a general contractor or directly with the ultimate owner/user of a property. Due to changes in the nature of construction projects taking place in a particular local market, there may be differences in the project mix between our segments in any given year with the majority of our contracts awarded through a competitive bidding process.

4)             The methods used to distribute products or provide services - All of our operating segments provide services in the same manner. We generally perform our services at the customer’s site, although some prefabrication work may be done off-site. Since the work and materials used are similar across all of our segments, the supplies and equipment used are, consequently, the same, and we have a national purchasing function that works with all of our operating segments to obtain rebates from our top equipment suppliers.

5)             If applicable, the nature of the regulatory environment (e.g. banking, insurance) — This is not applicable to our operating segments.

The aggregation of operating segments into a single reportable segment also requires the operating segments to have similar economic characteristics. Our operating segments have similar economic characteristics because they provide the same services and operate in the same industry with similar or, in many cases, overlapping customers.  Additionally, as substantially all of our revenues are derived under fixed price construction contracts, all of our segments share the same two risks on our contracts, which are: a) estimation and bidding risk, the risk that we bid a price for the construction of the HVAC system that does not include enough labor and materials to complete the scope of work at a desired margin and b) execution risk, where poor execution can result in significant rework costs which are not recoverable. Although our operating segment gross margin may vary among our operating segments from period to period, such variances in any given year are primarily affected by the bidding and execution risks discussed above. Given that we are a project-based construction business, variances on a small number of large projects routinely result in significant variances in the gross margin achieved by each of our operating segments annually. However, we do not believe that there are any significant differences in margins caused by differences in how a specific operating location goes to market, how it provides its services or the nature of materials used in the execution of individual projects.

With respect to the service line revenue disclosures required by ASC 280-10-50-40, we disclose service line revenues as a percentage of total revenue in footnote one to our consolidated financial statements included in our Form 10-K. We acknowledge the Staff’s comment and will add a table showing revenue dollars by service line in future filings.

*****

Comfort Systems USA, Inc. acknowledges that:

•           the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses adequately address the items noted in your comment letter. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (713) 830-9600.

Very truly yours,

/s/ William George
William George
Executive Vice President - Chief Financial Officer

CC:                          Julie S. Shaeff — Senior Vice President and Chief Accounting Officer

Michael A. Goldberg — Vice President and Corporate Controller